Exhibit 99.10

Form 52-109F2R Certification of refiled interim filings This certificate is being filed on the same date that Glass House Brands Inc. (the Issuer ) has refiled its interim financial statements and material discussion and analysis for March 31, 2023. I, Mark Vendetti, Chief Financial Officer of Glass House Brands Inc., certify that: 1 2 .. .. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Glass House Brands Inc. (the Issuer ) for the interim period ended March 31, 2023. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings. 3. 4. 5. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings. Responsibility: maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of for the issuer. Design: certifying officer and I have, as at the end of the period covered by the interim filings (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial 5.1 ..2 Control framework: nternal Control Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). 5 ICFR material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) (b) (c) a description of the material weakness; the impact of the material weakness on the financial reporting and its ICFR; and any actions already undertaken, for remediating the material weakness. 5.3 .. Limitation on scope of design: N/A 6 Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the January 1, 2023 and ended on March 31, 2023 that has materially affected, or is reasonably likely to materially affect, the ICFR. Dated April 1, 2024 (s) "Mark Vendetti" Mark Vendetti Chief Financial Officer